Exhibit 3.1

ARTICLES OF INCORPORATION

OF

HEALTH DISCOVERY CORPORATION

1.  Name. The name of the Corporation is Health Discovery Corporation.

2.  Authorized Capital. The total number of shares of capital stock which the Corporation is authorized to issue is three hundred million (300,000,000) shares of common stock (the “Common Stock”), no par value, and thirty million (30,000,000) shares of preferred stock (the “Preferred Stock”).

The Board of Directors of the Corporation is authorized, subject to limitations prescribed by law and the provisions of these Articles, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Georgia to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and relative rights of the shares of each such series and the qualifications, or restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(i)	The number of shares constituting that series and the distinctive designation of that series;

(ii)
The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payments of dividends on shares of that series;

(iii)	Whether that series shall have voting rights, in additions to the voting rights provided by law, and, if so, the terms of such voting rights;

(iv)
Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provisions for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(v)
Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption rates;

(vi)	Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(vii)
The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, and the relative rights or priority, if any, of payment of shares of that series; and

(viii)	Any other relative rights, preference and limitations of that series.

3.  Registered Agent and Registered Office. The name and address of the Registered Agent and the Registered Office of the Corporation are as follows:

Name	Address (including county)

Daniel R. Furth	2 East Bryan Street Savannah, Georgia 31401 Chatham County

4.  Incorporator. The name and address of the incorporator are as follows:

Name	Address

Amanda Norcross	Powell Goldstein LLP 1201 W. Peachtree St., NW 14th Floor Atlanta, Georgia 30309

5.  Principal Office. The mailing address of the principal office of the Corporation is as follows:

2 East Bryan Street Savannah, Georgia 31401 Chatham County

                6.  Bylaws. Except as provided in these Articles, the Board of Directors shall have the right to adopt, amend or repeal the bylaws of the Corporation by the affirmative vote of a majority of all directors then in office, and the shareholders shall also have such right by the affirmative vote of a majority of the issued and outstanding shares of the Corporation entitled to vote in an election of directors.

7.  Personal Liability of Directors.

                     (a)        A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages, for breach of any duty as a director, except for liability for:

            (i)  any appropriation, in violation of his or her duties, of any business opportunity of the Corporation;

            (ii)  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

            (iii)  the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code (the “Code”) dealing with unlawful distributions of corporate assets to shareholders; or

            (iv)  any transaction from which the director derived an improper material tangible personal benefit.

                     (b)        Any repeal or modification of this Article 7 by the shareholders of the Corporation shall be prospective only and shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

             (c)         Unless two-thirds (2/3) of the directors then in office shall approve the proposed change, this Article 7 may be amended or rescinded only by the affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding shares of the Corporation entitled to vote thereon, at any regular or special meeting of the shareholders, and notice of the proposed change must be contained in the notice of the meeting.

8.  Indemnification of Officers and Directors. The Corporation shall, to the fullest extent permitted by the provisions of the Code, indemnify each director and officer of the Corporation from and against any and all of the expenses, liabilities, or other matters referred to in or covered by the Code. Any indemnification effected under this provision shall not be deemed exclusive of rights to which those indemnified may be entitled under any bylaw, vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors, and administrators of such a person.

9.  Business Transactions.

                     (a)         In any case in which the Code or other applicable law requires shareholder approval of any merger or share exchange of the Corporation with or into any other corporation, or any sale, lease, exchange or other disposition of all or substantially all of the assets of the Corporation to any other corporation, person or other entity, approval of such actions shall require:

(i)
that the Board of Directors recommend the plan of merger, plan of conversion or share exchange to the shareholders, unless the Board of Directors elects, because of conflict of interest or other special circumstances, to make no recommendation and communicated the basis for its election to the shareholders with the plan; and

(ii)	two-thirds of all the votes entitled to be cast on the plan by all shares entitled to vote on the plan.

                     (b)  The Board of Directors shall have the power to determine for the purposes of this Article 9, on the basis of information known to the Corporation, whether any sale, lease or exchange or other disposition of part of the assets of the Corporation involves substantially all of the assets of the Corporation.

                     (c)  Unless two-thirds (2/3) of the directors then in office shall approve the proposed change, this Article 9 may be amended or rescinded only by the affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding shares of the Corporation entitled to vote thereon, at any regular or special meeting of the shareholders, and notice of the proposed change must be contained in the notice of the meeting.

10.Severability. Should any provision of these Articles of Incorporation, or any clause hereof, be held to be invalid, illegal or unenforceable, in whole or in part, the remaining provisions and clauses of these Articles of Incorporation shall remain valid and fully enforceable.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation, this 12th day of July, 2007.

/s/ Amanda Norcross
Amanda Norcross, Incorporator